UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of September 17, 2008

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-118354) and on form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: RiT TECHNOLOGIES COMPLETES $4 MILLION PRIVATE PLACEMENT, dated September 15, 2008.

Exhibit 99.2	Securities Purchase Agreement, by and between the Registrant and STINS COMAN Incorporated, dated September 11, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2008	RiT TECHNOLOGIES LTD. By: /s/ Avi Kovarsky —————————————— Avi Kovarsky President, Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1	Press Release: RiT TECHNOLOGIES COMPLETES $4 MILLION PRIVATE PLACEMENT, dated September 15, 2008.

Exhibit 99.2	Securities Purchase Agreement, by and between the Registrant and STINS COMAN Incorporated, dated September 11, 2008.